Minebea

(Translation)

April 5, 2004

Minebea Co., Ltd.

PROCESSED APR 15 2004 THOMSON FINANCIAL

< Press Release >

SUPPL

Minebea Files another Lawsuit against Nidec on the basis of Unfair Competition Prevention Law

Minebea Co., Ltd. ("Minebea") has today filed another lawsuit against Nidec Corporation ("Nidec") at Tokyo District Court on grounds of Nidec'c violation of the Unfair Competition Prevention Law.

Nidec's press release dated March 30, 2004 claims that Minebea manufactures and distributes FDB spindle motors for HDDs by unauthorized use of the technology of Nidec's patent (Patent No. 3134304 "Motor") and that Nidec filed a suit against Maxtor Japan Limited ("Maxtor") to stop it from importing and selling HDDs that incorporate the said motors of Minebea make.

Furthermore, Nidec's press release dated April 2, 2004 states that Nidec withdrew the case against Maxtor; however, this withdrawal will not at all affect the issue between Nidec and Minebea concerning the alleged infringement of Nidec's patent (Patent No. 3134304 "Motor").

After a strict interpretation of the Nidec's patent in question and a careful analysis of the said Minebea-made motors, Minebea has confirmed that the said motors of Minebea do not use the technology of the Nidec's patent whatsoever. Minebea therefore anticipates that the above-mentioned press releases issued by Nidec are likely to give rise to a fallacy or a false rumor among Minebea's most valuable customers including Maxtor that sale of Minebea-made motors infringes the Nidec's patent. This has led Minebea to the conclusion that such a fallacy or a groundless rumor will unnecessarily hurt Minebea's brand image and cause untold damage to Minebea's sales operation.

Consequently, in order to prevent the above-mentioned fallacy or false rumor from circulating among our customers and to cover the damage to be incurred, we, Minebea, have today filed a lawsuit against Nidec to Tokyo District Court, with Mr. Toshisuke Kiyonaga as our attorney, for an injunction based on the Unfair Competition Prevention Law prohibiting Nidec from notifying Minebea's customers that sale of Minebea-made FDB spindle motors infringes Patent No. 3134304.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications /Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

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